Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

May 7, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Ms. Sally Samuels

Re:	Post-Effective Amendment No. 11 to Registration Statement on Form N-1A of RS Variable Products Trust filed on March 1, 2010 (File Nos. 333-135544 and 811-21922)

Dear Ms. Samuels:

This letter responds to comments provided orally by you to the undersigned on April 8, 2010, relating to Post-Effective Amendment No. 11 to the registration statement of RS Variable Products Trust (the “Registrant”) on Form N-1A (the “Form”). Post-Effective Amendment No. 11 relates to each series (each, a “Fund,” and collectively, the “Funds”) of the Registrant. For convenience of reference, the Securities and Exchange Commission (“Commission”) staff’s comments have been summarized before each response.

In general, the Registrant has sought to comply with General Instruction C.1.(c) by making disclosure in response to Items in the Form “as simple and direct as reasonably possible” and adhering to the other principles expressed in General Instruction C.1. The Registrant has also sought to comply with the “plain English” rules in Rule 421(b) through (d) of the Securities Act of 1933, as amended. The responses in this letter are guided by these principles. The Registrant also notes that many of the Form’s Items call for information rather than the use of specific phrases.

1.	Comment: Please confirm supplementally that the Registrant will not be delivering Summary Prospectuses for the Funds pursuant to Rule 497(k).

Response: The Registrant confirms that it will not be delivering Summary Prospectuses for the Funds.

Front Cover of the Prospectus

2.	Comment: Please confirm supplementally that the Funds do not have ticker symbols.

Response: The Registrant confirms that the Funds do not have ticker symbols.

Summary Sections

Investment Objectives

3.	Comment: Please confirm supplementally that the investment objective presented for each Fund conforms to the investment objective that has been approved by the Board.

Response: The Registrant confirms that each Fund’s stated investment objective conforms to the investment objective approved by the Board.

Annual Fund Operating Expenses Table

4.	Comment: Please delete from the introductory paragraph to the table the sentence “No sales loads are imposed on Class [I/II] shares.”

Response: The requested change has been made.

5.	Comment: Please re-orient the table so that the categories of fund expenses are in a column on the left side of the table as opposed to in a row at the top of the table.

Response: Item 3 of the Form requires that the Registrant include the specific information regarding the fees and expenses of the fund in plain English. While the instructions require that the narrative explanation be provided in the order indicated (with modifications, if the explanation contains comparable information to that shown), there is not a specific requirement that the fee table be oriented in a specific fashion. As such, the Registrant respectfully declines to make this change because it believes that the table, as currently presented, clearly sets forth the Funds’ fees and expenses and is not inconsistent with the Form.

6.	Comment: In the table, change the heading “Net Expenses” to match the heading suggested by Instruction 3(e) to Item 3 of the Form (“Total annual fund operating expenses after fee waiver [and/or expense reimbursement]”).

Response: The Registrant respectfully submits that the Form does not require a specific title, and “Net Expenses” is both accurate and not inconsistent with the Form. Also, while Instruction 3(e) to Item 3 provides an example for this row’s title, it does not make any specific title mandatory. The instruction says: “The Fund should place these additional captions directly below the ‘Total Annual Fund Operating Expenses’ caption of the table and should use appropriate descriptive captions, such as . . . ‘Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement]’ . . . .” (emphasis added)

7.	Comment: For each Fund that shows the effect of a management fee waiver or expense reimbursement in the table, indicate in the footnote who can terminate the management fee waiver or expense limitation agreement, as applicable, and under what circumstances,

Response: The management fee waivers and expense limitation agreements do not provide a means for termination before their expiration date. As such, the following has been added to the end of the footnote:

“This [management fee waiver] [expense limitation] will continue through April 30, 2011, at which time RS Investments will determine whether or not to renew or revise it.”

Expense Example

8.	Comment: In the introductory paragraph before the expense example, add a sentence to the effect that the expense example does not reflect the fees and expenses relating to any variable annuity contract or variable life insurance policy that offers the Fund, and that if it did, the expenses would be higher than those shown in the example.

Response: The following has been added after the third sentence in the introductory paragraph:

“The example does not reflect the fees and expenses relating to any variable annuity contract or variable life insurance policy that offers the Series. If it did, the costs would be higher than those shown.”

Portfolio Turnover

9.	Comment: To the extent the Registrant wishes to include the sentence “The Series’ portfolio turnover rate includes investments used to invest cash in the Series’ portfolio on a short-term basis[.]” for RS High Yield Bond VIP Series and RS Investment Quality Bonds VIP Series, confirm supplementally that investments used to invest cash in each Fund’s portfolio on a short term basis constitute a material component of each Fund’s portfolio turnover rate.

Response: This sentence has been deleted for these Funds.

Principal Investment Strategies

10.	Comment: Please limit the “Principal Investment Strategies” section in response to Item 4(a) only to each Fund’s principal investment strategies.

Response: The Registrant has reviewed the principal investment strategies, and, to the extent it determined that a described strategy was not a principal investment strategy for a Fund, it has moved the description of such strategy from “Principal Investment Strategies” in the summary section to the section of the prospectus entitled “Additional Information About Investment Strategies and Risks.”

11.	Comment: Per item 9(b)(1), please add a longer description of each Fund’s principal investment strategies to each Fund’s prospectus in addition to the disclosure required by Item 4(a).

Response: The Registrant respectfully submits that to the extent that a Fund’s principal investment strategies have been fully described in response to Item 4(a), the Form does not require any further discussion of such Fund’s principal investment strategies elsewhere in the prospectus. See General Instruction C.3(a): “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Please note that the risk descriptions included in the Item 4(a) disclosure are summaries of the risk information included in the statutory prospectuses and that the Registrant also provides information in the statutory prospectus regarding the Funds’ non-principal investment strategies and risks.

Principal Risks

12.	Comment: Delete the sentence at the end of the list of principal risks “Please see Additional Information About Investment Strategies and Risks” in the Series’ prospectus and “Other Investment Strategies and Risks” in the Series’ prospectus for a description of these and other risks of investing in the Series” as this is not a permitted cross-reference.

Response: The requested change has been made.

13.	Comment: Please confirm supplementally that each of the Funds has identified each of its principal risks in this section.

Response: The Registrant confirms that the current principal risks of each Fund have been identified in this section.

14.	Comment: Please remove cross references to the prospectus or the statement of additional information (“SAI”) from the Credit Derivatives Risk.

Response: The requested change has been made.

Series Performance

15.	Comment: Please revise the “Series Performance” introductory paragraph to match the language in Form N-1A.

Response: The Registrant believes that the text in Item 4(b)(2)(i) is provided as sample disclosure only. The Registrant respectfully submits that the current language satisfies the requirements of the Form.

16.	Comment: Please remove the following sentence from the “Series Performance” introductory paragraph: “Generally, the calculations of total return in the chart and table assume the reinvestment of all dividends and capital gain distributions.”

Response: The requested change has been made.

17.	Comment: Please do not bold the sentences in the “Series Performance” introductory paragraph that describe a “Predecessor Fund.”

Response: The requested change has been made.

18.	Comment: Please do not present the sentence “THE SERIES’ PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE.” in all capital letters.

Response: The requested change has been made.

19.	Comment: Please delete the sentences: “IT IS POSSIBLE TO LOSE MONEY ON AN INVESTMENT IN THE SERIES. THE SERIES MAY NOT ACHIEVE ITS INVESTMENT OBJECTIVE. THE SERIES’ PERFORMANCE AFTER THE PERIODS SHOWN MAY DIFFER SIGNIFICANTLY FROM ITS PERFORMANCE DURING THE PERIODS SHOWN.”

Response: The requested change has been made.

20.	Comment: Please add the word “Total” to the heading above the bar chart that reads “Annual Return for Class [I/II] Shares”.

Response: The requested change has been made.

21.	Comment: Please confirm supplementally that the bar chart will show each Fund’s returns in vertical columns, with the columns proceeding from the most distant year to the left to the most recent year to the right.

Response: The Registrant confirms that the bar chart shows each Fund’s returns as described.

22.	Comment: Delete the footnote to the Average Annual Total Returns table that describes a primary index. With respect to Funds that also present the returns of a secondary index, move the footnote disclosure describing the secondary index below the table to the introductory paragraph. It is permissible to describe how the second index differs from the first in the narrative.

Response: The description of each Fund’s primary index and secondary index (for the Funds that have a secondary index) has been moved from a footnote to the table to text after the table.

Management

23.	Comment: In the section titled “Investment Team,” state the title of the persons listed, if they have one, as required by Item 5(b) of the Form.

Response: The Registrant respectfully submits that the title of each of the persons who manage the Funds is “member of the investment team.” Where any person who manages a Fund has a title with respect to the Fund other than “member of the investment team,” such title has been provided.

Additional Information About Investment Strategies and Risks

24.	Comment: If a principal risk cross-references the SAI, provide a cross-reference to a specific section of the SAI.

Response: The requested change has been made.

25.	Comment: For Funds that have REIT Risk and Mortgage- and Asset-Backed Securities Risk, discuss the effect of exposure to subprime assets, if applicable.

Response: The Registrant believes that the effect of exposure to subprime assets is addressed where applicable.

26.	Comment: For Funds that have Derivatives Risk, consider adding disclosure regarding assets that are segregated in connection with the Funds’ derivative positions.

Response: The prospectus of each Fund that invests in derivatives states, “The Series may be required to segregate certain of its assets on the books of its custodian with respect to derivatives transactions entered into by the Series.”

27.	Comment: In the section “Note Regarding Percentage Limitations” add disclosure to the effect that if the percentage of a Fund’s holdings that are illiquid exceeds 10%, the Fund will take steps to get the percentage back below 10%.

Response: The Registrant believes that the statement in the Funds’ prospectuses that “All percentage limitations on investments in this Prospectus will apply at the time of investment (excluding investments in illiquid securities)[.]” already conveys this.

Buying and Selling Series Shares

28.	Comment: State in this section that purchase requests received before the close of regular trading on the NYSE receive that day’s NAV, while purchase requests received after the close of regular trading on the NYSE receive the next day’s NAV.

Response: The Registrant respectfully submits that the current disclosure satisfies the requirements of Item 11(a)(2). The section “How Shares Are Priced” contains the required statement of when NAV is calculated (“Shares are valued as of the close of regular trading on the NYSE (generally 4:00 p.m. eastern time) each day the NYSE is open.”). The section “Buying and Selling Series Shares” contains the required statement that the price at which a purchase or redemption is effected is based on the next calculation of NAV after the order was placed (“The Series sells and redeems shares to and from the GIAC separate accounts at the net asset value (“NAV”) next determined after the separate account’s purchase or redemption order is accepted by GIAC on behalf of the Series.”).

29.	Comment: Revise the fourth bullet of the second paragraph to read: “determined by the Securities and Exchange Commission”.

Response: The requested change has been made.

Frequent Purchases and Redemptions

30.	Comment: Please describe the steps the Funds have taken to comply with Rule 22c-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and consider adding additional disclosure regarding the Funds’ policies and procedures with regards to short-term trading.

Response: Pursuant to Rule 22c-2(a)(2)(i), the Trust, on behalf of the Funds, has entered into a shareholder information agreement with The Guardian Insurance & Annuity Company, Inc. (“GIAC”) and RS Investment Management Co. LLC, the Funds’ adviser (“RS Investments”). In connection with this agreement and Rule 22c-2, RS Investments monitors aggregate cash flows between each Fund and the separate accounts that invest in the Funds shares (currently, all separate accounts of GIAC), and will seek to have GIAC enforce the separate accounts’ policies on excessive short term trading if RS Investments identifies high cash flows relative to the size of an account or other indications that excessive short-term trading may be taking place in a particular account. The Registrant’s disclosure regarding its policies and procedures with regard to short-term trading appears under the section “Frequent Purchases and Redemptions” in the prospectus.

Back Cover of the Prospectus

31.	Comment: The URL provided for where the Fund’s SAI, annual and semiannual reports to shareholders (when available), and periodic disclosure of portfolio holdings can be accessed must be a direct link to those documents.

32.	Response: The following URL has been provided, which is a direct link to these documents: http://www.guardianinvestor.com/public/products/prospectus.aspx

33.	Comment: Add annual and semiannual reports to the list of materials that can be obtained at the Commission’ Public Reference Room.

Response: The requested change has been made.

RS Partners VIP Series

Fund Summary – Principal Investment Strategies

34.	Comment: Delete the last sentence of the first paragraph (“The Fund is a non-diversified mutual fund.”).

Response: The Registrant declines to make this change because it believes that this sentence conveys that a principal investment strategy of the Fund is to invest in a limited number of issuers.

35.	Comment: Confirm supplementally that all of the Fund’s principal investment strategies are included in this section.

Response: The Registrant confirms that all of the Fund’s principal investment strategies are included in this section.

RS Value VIP Series

Fund Summary – Principal Investment Strategies

36.	Comment: Confirm supplementally that all of the Fund’s investment strategies listed in this section are principal investment strategies of the Fund.

Response: The Registrant confirms that all of the Fund’s principal investment strategies are included in this section.

RS Global Natural Resources VIP Series

Fund Summary – Principal Investment Strategies

37.	Comment: Identify the countries in which the Fund principally invests.

Response: Rule 35d-1 does not require a fund with the term “global” in its name to disclose the countries in which it principally invests. The adopting release to Rule 35d-1 states: “The term ‘foreign’ indicates investments that are tied economically to countries outside the United States, and an investment company that uses this term would be subject to the 80% requirement. The terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule.” (emphasis added). The Registrant also notes that the Fund’s prospectus already states that the Fund will normally invest in at least three countries (including the United States).

RS International Growth VIP Series

Fund Summary – Principal Investment Strategies

38.	Comment: Delete the fifth paragraph, relating to temporary defensive positions the Fund may take.

Response: The requested change has been made.

Series Performance

39.	Comment: Please confirm supplementally that the MSCI EAFE Growth Index shown in the Average Annual Total Returns table does not include deductions for withholding taxes.

Response: The Registrant confirms that the MSCI EAFE Growth Index shown is gross of withholding taxes.

RS Emerging Markets VIP Series

Fund Summary – Principal Investment Strategies

40.	Comment: Delete the sixth paragraph, relating to temporary defensive positions the Fund may take.

Response: The requested change has been made.

41.	Comment: Delete the seventh paragraph, as this disclosure is not permitted or required by Item 4(a).

Response: The requested change has been made.

RS Low Duration Bond Fund

Portfolio Turnover

42.	Comment: Delete the last sentence of the paragraph (“The Series’ portfolio turnover rate was higher during the last fiscal year than in previous years due to the Series’ investments in repurchase agreements [and other investments] used to invest cash in the Series’ portfolio on a short-term basis.”)

Response: The requested change has been made. This sentence has been replaced with: “The Fund’s portfolio turnover rate reflects, among other things, the effect of the Fund’s investments in short-term instruments during periods of significant asset growth over the past year.”

RS High Yield Bond VIP Series

Fund Summary – Principal Investment Strategies

43.	Comment: Move the description of debt securities that are below investment grade (“commonly known as ‘high-yield’ or ‘junk’ bonds”) up from the third paragraph to the first time it is mentioned that the Fund invests in debt securities that are rated below investment grade in the first paragraph.

Response: The requested change has been made.

44.	Comment: Delete the last sentence of the seventh paragraph (“Use of any of these investment techniques may have the effect of creating investment leverage in the Fund’s portfolio.”).

Response: The requested change has been made.

45.	Comment: Delete the eighth paragraph, relating to temporary defensive positions the Fund may take.

Response: The requested change has been made.

46.	Comment: Confirm supplementally that investing in loans is a principal investment strategy of the Fund.

Response: The Registrant confirms that investing in loans is a principal investment strategy of the Fund.

RS Money Market VIP Series

47.	Comment: Do not bold the sentence in the “Principal Risks” section of the Fund summary: “Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.”

Response: The requested change has been made.

RS S&P 500 Index VIP Series

Fund Summary – Principal Investment Strategies

48.	Comment: Delete the second paragraph.

Response: The requested change has been made.

SAI

49.	Comment: In the disclosure provided in response to Item 17(b)(10), please provide with specificity for each trustee the experience, qualifications, attributes, or skills of each trustee that led to the conclusion that he/she should serve as a trustee for the Funds at the time that the disclosure is made, in light of the Fund’s business and structure.

Response: The disclosure in the SAI in response to Item 17(b)(10) has been revised to provide the specific experience, qualifications, attributes, or skills of each trustee that led to the conclusion that he/she should serve as a trustee for the Funds at the time that the disclosure is made, in light of the Fund’s business and structure.

In addition, on behalf of the Registrant we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the review of this filing by the Commission’s staff, under delegated authority, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Registrant will not assert the review by the Commission’s staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Should you have any questions, please do not hesitate to call me at (212) 596-9677. Thank you for your assistance.

Very truly yours,

/s/ David J. Marcinkus
David J. Marcinkus

cc:	Benjamin L. Douglas, RS Variable Products Trust
Timothy W. Diggins, Ropes & Gray LLP
Elizabeth J. Reza, Ropes & Gray LLP